News release
For immediate publication

ART ANNOUNCES PRIVATE PLACEMENT OF $5.0 MILLION OF SENIOR CONVERTIBLE DEBENTURES

ART secures total of about US$ 11million and a potential of over US$15 million when adding convertible debt offering with recently announced financing by OppenheimerFunds Inc.

Montreal, Canada, July 28, 2005 –

ART Advanced Research Technologies Inc. (“ART”) (TSX: ARA), a Canadian medical device company and a leader in optical molecular imaging products for the healthcare and pharmaceutical industries, today announced that it has closed a US$5 million private placement of senior secured convertible debentures with a limited number of U.S. institutional investors who retain the option to invest an additional US$2.5 million in convertible debentures. This brings the total amount of capital recently raised by ART to US$10.9 million and the total potential capital to be committed based on the achievement of certain milestones and the exercise of additional securities purchase rights to US$15.2 million. ART intends to use the net proceeds of this private placement for the clinical development and trials of SoftScan® with the balance to be used for new eXplore OptixTM enhancements and product extensions.

“With the successful conclusion of this convertible debt offering, we have succeeded in attracting new, sophisticated, U.S. institutional investors, which to us represents a firm endorsement of our future growth strategy for our SoftScan® and eXplore OptixTM products”, commented Micheline Bouchard, President and CEO of ART.

The debentures mature on January 28, 2008 and bear interest at a rate of 9% per annum, payable quarterly, subject to certain quarterly adjustments. The debentures are convertible at the investor’s option at any time into common shares at a conversion price of C$0.99 subject to adjustment in certain circumstances. The definitive agreement provides that, at ART’s option, any cash payments contemplated under the debentures may be made in freely tradable common shares issued at a 10% percent discount to market.

In addition, if after November 28, 2006, the trading price of ART’s stock exceeds 225% of the conversion price (equivalent to C$2.23 per share) for 20 consecutive trading days, ART may require the investors to convert the debentures into common shares at a conversion price of C$0.99 per share.

The debentures have certain covenants relating to the achievement of specific quarterly and annual revenue levels, quarterly gross margins, and the maintenance of minimum cash and cash equivalents thresholds. These covenants also provide that the Company shall file a submission for regulatory approval for SoftScan by June 30, 2006.

The debentures also have certain customary covenants regarding, among other things, the debt that ART may incur. In an event of default under the debentures, ART may be required to repay any outstanding amounts plus accrued and unpaid interest, plus a 20% premium.

In connection with the private placement, ART issued to the investors 5-year warrants to purchase 1,110,139 common shares at an exercise price of C$1.16 per share and 5-year warrants to purchase 123,349 common shares at an exercise price of C$1.39 per share.

Finally, for a period of twelve (12) months commencing from the closing date, the investors shall have the option of purchasing additional senior convertible debentures for a total investment of US$2 million; and for a period of twelve months (12) months following shareholder approval the investors shall have the option of purchasing additional senior convertible debentures for a total investment of US$500,000.

The definitive agreement also provides that ART may force this additional investment to be made if ART’s stock price closes above 150% of the conversion price for 20 consecutive trading days (equivalent to C$1.49 per share).

This private placement was made under an exemption from the registration requirements of the United States Securities Act of 1933, as amended, and purchasers may not offer or sell the securities sold in the offering in the absence of an effective registration statement or exemption from registration requirements.

This private placement has received all necessary regulatory approvals, including that of the Toronto Stock Exchange.

This news release is issued pursuant to Rule 135(C) under the United States Securities Act of 1933 and shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state.

This news release is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or pursuant to an exemption from registration. Any public offering of securities made in the United States will be made by means of a prospectus that may be obtained from the issuer or selling security holder and will contain detailed information about the company and management, as well as financial statements.

ART was represented in the transaction by Winchester Capital, as financial advisor, and by Osler, Hoskin and Harcourt LLP, as outside counsel.

About ART

ART Advanced Research Technologies Inc. is a leader in optical molecular imaging products for the healthcare and pharmaceutical industries. ART has developed two products based on its innovative technology. The first is eXplore Optix™, a molecular imaging device designed for monitoring physiological changes in living systems at the preclinical study phases of new drugs. eXplore Optix™ is distributed by GE Healthcare and is used by industry and academic leaders worldwide to bring new and better treatments to patients faster. The second is SoftScan®, a medical imaging device designed to improve the diagnosis and treatment of breast cancer. ART is commercializing its products in a global strategic alliance with GE Healthcare, a world leader in mammography and imaging. ART’s shares are listed on the TSX under the ticker symbol ARA. Visit ART online at www.art.ca

This press release may contain forward-looking statements subject to risks and uncertainties that would cause actual events to differ materially from expectations. These risks and uncertainties are described in ART Advanced Research Technologies Inc.’s regulatory filings with Canadian Securities Commissions and the Securities and Exchange Commission in the United States.

FOR FURTHER INFORMATION, PLEASE CONTACT:

ART Advanced Research Technologies Inc.

Jacques Bédard: jbedard@art.ca
Chief Financial Officer

Sébastien Gignac: sgignac@art.ca
Corporate Secretary and General Counsel

Jacques Raymond: mailto:jraymond@art.ca
Vice-President, Business Development
Tel. 514.832.0777

www.art.ca